Exhibit 99.5

- 0 ANNUAL GENERAL MEETING HUTCHISON CHINA MEDITECH LIMITED (Continued and to be signed on the reverse side) 14475 1.1

ANNUAL GENERAL MEETING

HUTCHISON CHINA MEDITECH LIMITED

April 27, 2020

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Please vote, sign, date and mail your proxy card in the envelope provided so that your vote is received on or before April 16, 2020.

↓ Please detach along perforated line and mail in the envelope provided. ↓

042720

Resolutions presented for consideration at the Annual General Meeting on April 27, 2020

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

Resolution	FOR	AGAINST	ABSTAIN
1. To consider and adopt the audited financial statements and the reports of the directors and independent auditor for the year ended 31 December 2019.	☐	☐	☐
2(A). To re-elect Mr Simon To as a director.	☐	☐	☐
2(B). To re-elect Mr Christian Hogg as a director.	☐	☐	☐
2(C). To re-elect Mr Johnny Cheng as a director.	☐	☐	☐
2(D). To re-elect Dr Weiguo Su as a director.	☐	☐	☐
2(E). To re-elect Dr Dan Eldar as a director.	☐	☐	☐
2(F). To re-elect Ms Edith Shih as a director.	☐	☐	☐
2(G). To re-elect Mr Paul Carter as a director.	☐	☐	☐
2(H). To re-elect Dr Karen Ferrante as a director.	☐	☐	☐
2(I). To re-elect Mr Graeme Jack as a director.	☐	☐	☐
2(J). To re-elect Professor Tony Mok as a director.	☐	☐	☐
3. To re-appoint PricewaterhouseCoopers as the auditor of the Company and authorise the board of directors to fix the auditor's remuneration.	☐	☐	☐
4A. Ordinary Resolution No. 4(A): To grant a general mandate to the directors to issue additional shares.	☐	☐	☐
4B. Special Resolution No. 4(B): To disapply pre-emption rights (general power).	☐	☐	☐
4C. Special Resolution No. 4(C): To disapply pre-emption rights (in connection with an equity raise).	☐	☐	☐
4D. Ordinary Resolution No. 4(D): To grant a general mandate to the directors to repurchase shares of the Company.	☐	☐	☐
5. Ordinary Resolution No. 5: To amend the 2015 Share Option Scheme and refresh the scheme mandate limit under the 2015 Share Option Scheme.	☐	☐	☐
6. Special Resolution No. 6: To adopt a new memorandum and articles of association of the Company.	☐	☐	☐

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Signature of Shareholder ____________ Date: ________ Signature of Shareholder ____________ Date: ________

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ANNUAL GENERAL MEETING

HUTCHISON CHINA MEDITECH LIMITED

(Continued and to be signed on the reverse side)

ADD YOUR EMAIL ADDRESS ONLINE

Add your email address to your online account at AST for 24/7 access to your account and enroll in eConsent to receive future materials electronically. Update your account today:

For first time users setting up an account, follow the instructions outlined below:

- Go to www.astfinancial.com/login and click on the words "REGISTER – FIRST TIME USERS CLICK HERE" under the Shareholder Central heading button
- Follow the instructions provided to set up your account which will include providing your e-mail address
- Once your account has been set up, select the tool bar "Communications" at the top right side of the page
- Here you need to select "Receive Company Mailings via E-Mail"
- Next, click on the "Submit" button and any future proxy materials will be sent to you electronically should they be available

For existing users updating your account, do the following:

- Go to www.astfinancial.com/login and click on "LOGIN" button under the Shareholder Central heading
- Once you access your account, select the tool bar "Communications" at the top right side of the page
- Here you need to select "Receive Company Mailings via E-Mail"
- Next, click on the "Submit" button and any future proxy materials will be sent to you electronically should they be available

Alternatively you can provide us with your email address in the below section entitled "ELECTRONIC SHAREHOLDER COMMUNICATIONS" to receive future materials electronically when available.

Electronic Shareholder Communications Please join the growing number of shareholders who receive emails instead of hard copy shareholder communications. Register online at astfinancial.com or supply your email address below or on the reverse side.